Exhibit 99.2

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Vedanta Limited

1.

We have reviewed the accompanying statement of unaudited standalone financial results of Vedanta Limited (the “Company”) for the quarter ended December 31, 2020 and year to date from April 1, 2020 to December 31, 2020 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.

This Statement, which is the responsibility of the Company’s Management and approved by the Company’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

Emphasis of matter

5.

We draw attention to note 4 of the accompanying standalone financial results which describes the uncertainty arising out of the demands that have been raised on the Company, with respect to government’s share of profit oil by the Director General of Hydrocarbons. Further, one of the pre-conditions for the extension of the Production Sharing Contract (PSC) for the Rajasthan oil block is the settlement of these demands. The Company, believes it is in compliance with the necessary conditions to secure an extension of this PSC, and based on the legal advice believes that the demands are untenable and hence no provision is required in respect of these demands. Our conclusion is not modified in respect of this matter.

Other matter

6.

We did not audit the financial results and other financial information, in respect of an unincorporated joint venture not operated by the Company, whose Ind AS financial results include total assets of Rs 131 crore as at December 31, 2020. The Ind AS financial results and other financial information of the said unincorporated joint venture not operated by the Company have not been audited and such unaudited financial results and other unaudited financial information have been furnished to us by the management and our report on the Ind AS financial statements of the Company, in so far as it relates to the amounts and disclosures included in respect of the said unincorporated joint venture, is based solely on such unaudited information furnished to us by the management. In our opinion and according to the information and explanations given to us by the Management, these financial results and other financial information of joint venture, is not material to the Company. Our opinion on the Statement is not modified in respect of this matter

For S.R. BATLIBOI & CO. LLP

Chartered Accountants

ICAI Firm registration number: 301003E/E300005

per Sudhir Soni

Partner

Membership No.: 41870

UDIN: 21041870AAAAAF4586

Place: Mumbai

Date : January 29, 2021

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Vedanta Limited

1.

We have reviewed the accompanying Statement of unaudited Consolidated Financial Results of Vedanta Limited (the “Holding Company” or “the Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), its associates and joint ventures for the quarter ended December 31, 2020 and year to date from April 1, 2020 to December 31, 2020 (the “Statement”) attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended (the “Listing Regulations”).

2.

This Statement, which is the responsibility of the Holding Company’s Management and approved by the Holding Company’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 (the “Circular”) issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable

4.	The Statement includes the results of the entities as mentioned in Annexure I.

5.

Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of other auditors referred to in paragraph 7 and 9 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standard specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

Emphasis of matter

6.

We draw attention to note 3 of the accompanying consolidated financial results which describes the uncertainty arising out of the demands that have been raised on the Group, with respect to government’s share of profit oil by the Director General of Hydrocarbons. Further, one of the pre-conditions for the extension of the Production Sharing Contract (PSC) for the Rajasthan oil block is the settlement of these demands. The Group, believes it is in compliance with the necessary conditions to secure an extension of this PSC, and based on the legal advice believes that the demands are untenable and hence no provision is required in respect of these demands. Our conclusion is not modified in respect of this matter.

Other matters

7.	The accompanying Statement includes the unaudited interim financial results and other financial information, in respect of:

•

8 subsidiaries, whose unaudited interim financial results include total assets of Rs 14,577 Crores as at December 31, 2020, total revenues of Rs 2,185 Crores and Rs 5,207 Crores, total net profit after tax of Rs. 342 Crores and Rs. 490 crores, total comprehensive income of Rs. 342 Crores and Rs. 489 crores, for the quarter ended December 31, 2020 and for the period from April 1, 2020 to December 31, 2020, respectively, as considered in the Statement, which have been reviewed by their respective independent auditors.

•

1 associate, whose unaudited interim financial results include Group’s share of net profit of Rs. Nil and Group’s share of total comprehensive income of Rs. Nil for both the quarter ended December 31, 2020 and for the period from April 01, 2020 to December 31, 2020, as considered in the Statement whose interim financial results, other financial information have been reviewed by their respective independent auditors.

The independent auditor’s reports on interim financial results of these entities have been furnished to us by the Management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures in respect of these subsidiaries and associates is based solely on the report of such auditors and procedures performed by us as stated in paragraph 3 above.

8.

Certain of these subsidiaries and associates are located outside India whose financial results and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The Holding Company’s management has converted the financial results of such subsidiaries and associates located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have reviewed these conversion adjustments made by the Holding Company’s management. Our conclusion in so far as it relates to the balances and affairs of such subsidiaries and associates located outside India is based on the report of other auditors and the conversion adjustments prepared by the management of the Holding Company and reviewed by us.

9.	The accompanying Statement includes unaudited interim financial results and other unaudited financial information in respect of:

•

12 subsidiaries, whose interim financial results and other financial information reflect total assets of Rs. 7,315 Crores as at December 31, 2020, and total revenues of Rs. 221 Crores and Rs. 346 crores, total net loss after tax of Rs. 69 Crores and Rs. 261 crores, total comprehensive loss of Rs. 69 Crores and Rs. 260 crores, for the quarter ended December 31, 2020 and for the period from April 1, 2020 to December 31, 2020, respectively, as considered in the Consolidated financial results;

•

1 associate and 3 joint ventures, whose interim financial results includes the Group’s share of net profit of Rs. Nil and Group’s share of total comprehensive income of Rs. Nil for both the quarter ended December 31, 2020 and for the nine month period ended on that date;

•	1 unincorporated joint venture not operated by the Group; whose financial statements includes the Group’s share of total assets of Rs. 131 crores as at December 31, 2020.

as considered in the Statement whose interim financial results and other financial information have not been reviewed by their auditor(s).

These unaudited interim financial results and other unaudited financial information have been approved and furnished to us by the Management and our conclusion on the Statement, in so far as it relates to the affairs of these subsidiaries, joint ventures and joint operations and associates, is based solely on such unaudited interim financial results and other unaudited financial information. According to the information and explanations given to us by the Management, these interim financial results are not material to the Group.

Our conclusion on the Statement in respect of matters stated in para 7, 8 and 9 above is not modified with respect to our reliance on the work done and the reports of the other auditors and the financial results certified by the Management.

For S.R. BATLIBOI & CO. LLP

Chartered Accountants

ICAI Firm registration number: 301003E/E300005

per Sudhir Soni

Partner

Membership No.: 41870

UDIN: 21041870AAAAAE3275

Place: Mumbai

Date: January 29, 2021

Annexure 1 to our report dated January 29, 2021 on the consolidated financial results of Vedanta Limited for quarter ended December 31, 2020

List of subsidiaries/associates/ joint ventures

Subsidiaries

S. No.	Name
1	Bharat Aluminium Company Limited (BALCO)
2	Copper Mines of Tasmania Pty Limited (CMT)
3	Fujairah Gold FZE
4	Hindustan Zinc Limited (HZL)
5	Monte Cello BV (MCBV)
6	Sesa Resources Limited (SRL)
7	Sesa Mining Corporation Limited
8	Thalanga Copper Mines Pty Limited (TCM)
9	MALCO Energy Limited (MEL)
10	Lakomasko B.V.
11	THL Zinc Ventures Limited
12	THL Zinc Limited
13	Sterlite (USA) Inc.
14	Talwandi Sabo Power Limited
15	THL Zinc Namibia Holdings (Pty) Limited (VNHL)
16	Skorpion Zinc (Pty) Limited (SZPL)
17	Namzinc (Pty) Limited (SZ)
18	Skorpion Mining Company (Pty) Limited (NZ)
19	Amica Guesthouse (Pty) Ltd
20	Rosh Pinah Healthcare (Pty) Ltd
21	Black Mountain Mining (Pty) Ltd
22	THL Zinc Holding BV
23	Vedanta Lisheen Holdings Limited (VLHL)
24	Vedanta Exploration Ireland Limited
25	Vedanta Lisheen Mining Limited (VLML)
26	Killoran Lisheen Mining Limited
27	Killoran Lisheen Finance Limited
28	Lisheen Milling Limited
29	Vizag General Cargo Berth Private Limited
30	Paradip Multi Cargo Berth Private Limited
31	Sterlite Ports Limited (SPL)
32	Maritime Ventures Private Limited
33	Goa Sea Port Private Limited
34	Bloom Fountain Limited (BFM)
35	Western Cluster Limited
36	Cairn India Holdings Limited
37	Cairn Energy Hydrocarbons Ltd
38	Cairn Exploration (No. 2) Limited ((Dissolved on 22nd September 2020)
39	Cairn Energy Gujarat Block 1 Limited
40	Cairn Energy Discovery Limited (Dissolved on 22nd September 2020)
41	Cairn Energy India Pty Limited (Deregistered with effect from 26th August 2020)
42	CIG Mauritius Holdings Private Limited
43	CIG Mauritius Private Limited

S. No.	Name
44	Cairn Lanka Private Limited
45	Cairn South Africa Pty Limited
46	Vedanta ESOS Trust
47	Avanstrate (Japan) Inc. (ASI)
48	Avanstrate (Korea) Inc
49	Avanstrate (Taiwan) Inc
50	Electrosteel Steels Limited
51	Lisheen Mine Partnership
52	Ferro Alloy Corporation Limited (FACOR) (Acquired with effect from 21st September 2020)
53	Facor Power Limited (FPL) (Acquired with effect from 21st September 2020)
54	Facor Realty and Infrastructure Limited (Acquired with effect from 21st September 2020)

Associates

S. No.	Name
1	RoshSkor Township (Proprietary) Limited
2	Gaurav Overseas Private Limited

Joint Ventures

S. No.	Name
1	Goa Maritime Private Limited
2	Rampia Coal Mines and Energy Private limited
3	Madanpur South Coal Company Limited